Exhibit 99.1

Transition Therapeutics In-Licenses Phase 2 Drug Candidate from Lilly

TORONTO, May 6, 2015 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) today announced its wholly-owned subsidiary, Transition Therapeutics Ireland Limited ("TTIL"), has exclusively licensed worldwide rights to a novel small molecule drug candidate ("TT701") from Eli Lilly and Company. TT701 is a selective androgen receptor modulator that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects. This completed 12-week, Phase 2 study of 350 subjects also demonstrated additional beneficial effects, including significant fat mass reduction with no significant change in prostate specific antigen (PSA) levels. TTIL is evaluating multiple development paths for TT701, including as a new therapeutic option for patients with androgen deficiency. TTIL is engaged with potential collaborators to rapidly commence a Phase 2 clinical study.

"We are very pleased to expand our relationship with Lilly to develop novel drug candidates. The safety and efficacy profile of TT701 creates a number of development opportunities. TTIL will initiate development and manufacturing activities to enable the start of a Phase 2 study in the coming months," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Under the terms of the agreement, TTIL has acquired rights to develop and commercialize TT701. Lilly will receive contingent upfront consideration of up to US$1 million. In addition, Lilly is eligible to receive up to US$100 million in commercial milestones and a mid-single digit royalty on sales of TT701 products should such products be successfully commercialized.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com; Patrick McKillop, Director - Investor Relations, Transition Therapeutics Inc., Phone: 339-788-4962, pmckillop@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 06-MAY-15